Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2010 relating to the consolidated financial statements of Buckeye Partners, L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for noncontrolling interests in 2009) and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Buckeye Partners, L.P. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche, LLP

Philadelphia, Pennsylvania
November 12, 2010